Exhibit 99.1

Neptune Settles On Claims on Employment Contract By Former Chief Executive Officer

LAVAL, QC, May 10, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Corporation") (NASDAQ: NEPT) (TSX: NEPT), announced that it has settled regarding certain claims made by the Corporation's former chief executive officer (the "Former CEO") against the Corporation in respect of the termination of his employment with the Corporation.

Pursuant to the agreement entered, Neptune agrees to issue 600,000 common shares from treasury (in accordance with securities regulation) and transfer 2,100,000 shares of Acasti Pharma Inc. held by the Corporation to the Former CEO. In addition, Neptune agrees to reimburse nominal legal fees. Neptune receives full and final release on all procedures in connection with this case. The Former CEO was claiming the payment of approximately $8,500,000 and the issuance of equity instruments as severance entitlements under his employment contract.

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Bringing decades of experience in the natural products sector to the legal cannabis industry, Neptune is licensed by Health Canada to process cannabis for the production of cannabis extracts and oils at its 50,000 square foot facility located in Sherbrooke, Quebec. Leveraging its scientific and technological expertise, Neptune acts as a service provider to license holders as part of a multi-phase growth strategy focused on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune's activities also include the formulation, development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward-Looking Information

This press release may contain forward-looking information that is based on certain assumptions and involves known and unknown risks and uncertainties and other factors that could cause actual events to differ materially from current assumptions and expectations. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. A more complete discussion of the risks and uncertainties facing the Corporation appears in the Corporation's Annual Information Form and continuous disclosure filings, which are available on SEDAR's website at www.sedar.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Corporation disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:http://www.prnewswire.com/news-releases/neptune-settles-on-claims-on-employment-contract-by-former-chief-executive-officer-300847912.html

SOURCE Neptune Wellness Solutions Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2019/10/c8135.html

%CIK: 0001401395

For further information: Neptune Wellness Solutions, Mario Paradis, VP & CFO, Neptune, (450) 687-2262 x236, m.paradis@neptunecorp.com; Investor Relations Contact, (Canada), Pierre Boucher, MaisonBrison, (514) 731-0000, pierre@maisonbrison.com; Investor Relations Contact, (U.S.), Carolyn Capaccio / Jody Burfening, LHA, (212) 838-7777, ccapaccio@lhai.com, jburfening@lhai.com

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 10-MAY-19